United States securities and exchange commission logo





                             April 10, 2023

       Wei Li
       Chief Executive Officer
       DongFang City Holding Group Company Limited
       Level 15, Tower 2
       Etiqa Twins Tower, No. 11
       Jalan Pinang , Kuala Lumpur
       50450

                                                        Re: DongFang City
Holding Group Company Limited
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2021
                                                            Response dated
March 16, 2023
                                                            File No. 000-56120

       Dear Wei Li:

              We have reviewed your March 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 2, 2023 letter.

       Response dated March 16, 2023

       Item 1. Business, page 1

   1. We note your response to comment 2. Please expand your disclosure to to address the legal and operational
risks associated with Mr. Wei Li   s significant ties with China, even
                                                        if he is not based
there. Additionally, please revise to disclose whether and how the
                                                        Holding Foreign
Companies Accountable Act, as amended by the Consolidated
                                                        Appropriations Act,
2023, and related regulations will affect your company.
   2. We note your response to comment 3. Please expand your disclosure in the forepart of the business section to
discuss the risks that Mr. Wei Li having significant ties with China
 Wei Li
DongFang City Holding Group Company Limited
April 10, 2023
Page 2
         poses to investors. Additionally, please expand your risk factor disclosure in response to comment 3 to discuss, if applicable, the risk that the Chinese government may intervene or influence your operations at any time.
3. We note your response to comment 5. Please revise your disclosure to include in the forepart of the business section a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws.
         Please clearly identify those officers and directors who are located outside of the United
         States, and address the ability of shareholders to enforce their legal rights under United
         States securities laws against these officers and directors. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Malaysia, lack of reciprocity and treaties, and cost and time constraints.
General

4. We note from your response to prior comment 11 that you dismissed your independent registered public accounting firm, YCM CPA Inc. Please tell us your consideration for filing Item 4.01 in Form 8-K to report this event that addresses all of the disclosure requirements under that Item including providing the information required by Item 304 of
         Regulation S-K.
        You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at (202) 551-6614 or Jeffrey Gabor at
(202) 551-2544
with any other questions.



FirstName LastNameWei Li                         Sincerely,
Comapany NameDongFang City Holding Group Company Limited
                                                 Division of Corporation
Finance
April 10, 2023 Page 2                            Office of Real Estate &
Construction
FirstName LastName